SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MAY 30, 2008

1. DATE AND TIME: May 30, 2008, at 10:00 A.M. 2. PLACE: The Company’s headquarters located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6404/76, on the following days: May 15, 16 and 17/18, 2008, in the " Official Gazette of the State of Bahia"; on May 15, 16 and 17, 2008 in the newspaper "A Tarde"; and it was widely disclosed according to CVM Rulings Nos. 02/78 and 207/94, on May 15, 16/17/18 and 19, 2008 in the newspaper "Valor Econômico". 4. ATTENDANCE: Shareholders representing more than eighty-nine percent (89%) of the Company’s common shares, as per the signatures shown on the Shareholders’ Attendance Book, thus forming the legal quorum for approval of the matters set out in the agenda. The meeting also had the presence of Mr. Geovani da Silveira Fagunde, enrolled in the Regional Accounting Council of the State of Minas Gerais (CRC/MG) under No. 051926/O-0, representative of PricewaterhouseCoopers Auditores Independentes (“PWC”), a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1.400, from the 7º to the 11º, and from the 13º to the 20º andares, Torre Torino, and with a branch in the City of Salvador, at Rua Miguel Calmon, 555, 9º andar, secondarily enrolled in the Regional Accounting Council of the State of Bahia under No. CRC 2SP000160/O-5 "F" BA and in the National Register of Legal Entities (CNPJ/MF) under No. 61.562.112/0004 -73; Messrs. Rafael Fernandes da Costa Werner, bearer of Identity Card No. 25.687.322 -7 and Fernando Henrique Meira de Castro, bearer of Identity Card No. 11.815.770, representatives of Banco Itaú BBA S.A. (“Itaú BBA”), a financial institution with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3400, 4º andar, enrolled in the CNPJ/MF under No. 17.298.092/0001 -30, and Mr. Anselmo Neves Macedo, enrolled in the Regional Accounting Council under No. CRC 1SP160482/O-6, a representative of KPMG Auditores Independentes (“KPMG”), a civil company established in the City of São Paulo, State of São Paulo, secondarily registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP014428/O-6-S-BA and in the CNPJ/MF under No. 57.755.217/0001 -29, independent auditors of the Company. Mr. Manoel da Mota Fonseca, representative of the Company’s Fiscal Council, and Mr. Alexandre Naghirniac, representative of the Company’s management, were also present. 5. PRESIDING BOARD: Pedro Oliveira da Costa – Chairman; Ana Patrícia Soares Nogueira – Secretary, elected as established in article 17 of the Bylaws. 6. AGENDA: (I) to approve and ratify the appointment and retaining, by the Company’s managers, of companies specialized in the issuance of appraisal reports on the assets of the company

     BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MAY 30, 2008

Grust Holdings S.A. (“Grust”), a joint-stock company with its principal place of business at Rua Funchal, 418, 11º andar, sala 12-D, Vila Olímpia, in the City of São Paulo, State of São Paulo, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 09.284.603/0001 -37, (II) to review, discuss and approve the documents related to the merger of shares of Grust into the Company, and its consequent transformation into a wholly-owned subsidiary of Braskem; (III) to approve the merger of shares of Grust into the Company, and the consequent increase in the capital of Braskem, upon issuance of new common and class “A” preferred shares to be allocated and subscribed by Petrobras Química S.A. – Petroquisa (“Petroquisa”), the sole shareholder of Grust; and (IV) to elect the members of the Board of Directors and the Fiscal Council of Braskem, in view of the resignations presented. 7. FISCAL COUNCIL’S OPINION: The Company’s Fiscal Council, in an Opinion issued on May 14, 2008, expressed a favorable opinion towards approval of the proposal for merger of the Grust shares into the Company, as well as approval of the respective Protocol and Justification and of the documents supporting this corporate transaction. 8. RESOLUTIONS: The matters established in the Agenda were put to discussion and voting, and the resolutions below were unanimously approved by the attendees, except for the specific registration of shareholder FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, as identified below: 8.1. authorization of the drawing-up of the minutes of this Meeting in summary form, as well as publication of such minutes omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of Law 6404/76; 8.2. ratification and approval of the previous appointment and retaining, by the Company’s management, of: (a) Itaú BBA, identified above, represented in the Meeting by Mr. Fernando Henrique Meira de Castro, who offered himself to clarify any doubts of the shareholders present, having such company carried out an economic and financial appraisal of Grust and the Company, based on the criterion of discounted cash flow or multiples of transaction of similar companies, as applicable, for purposes of determining the replacement ratio applicable to the merger of shares of Grust into the Company, and (b) PWC, identified above, represented at the Meeting by Mr. Geovani da Silveira Fagunde, who offered himself to clarify any doubts of the shareholders present. Such company (i) reviewed and audited the financial statements of Grust; (ii) effected the equity appraisal of the Grust shares on the base date defined for the merger, to wit, March 31, 2008 (“Base Date”), with preparation of the respective equity appraisal report on the Grust shares, for purposes of execution of the accounting entries of the Company; 8.3. approval, without restrictions, of the terms and conditions of the “Protocol and Justification of the Merger of Shares Issued by Grust Holdings S.A. into Braskem S.A.” (“Protocol and Justification”) executed by the managements of the Company and Grust on May 14, 2008, specifying

     BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MAY 30, 2008

the purpose, bases and other conditions related to the merger of the Grust shares, with conversion of Grust into a wholly-owned subsidiary of the Company, pursuant to the provisions of article 252 of Law 6404/76, which document, after submitted by the chairman and reviewed by the attendees, was initialed by the members of the presiding board and filed at the Company’s headquarters, a copy of which, after initialed by the secretary, is made an integral part of these minutes as Exhibit 1. 8.4. approval, after reviewed and discussed on, without any proviso, of the economic and financial appraisal report on the shares of Grust and Braskem, previously prepared by the specialized company mentioned in item 8.2 above, for purposes of determination of the exchange ratio of the shares of Grust for the shares of the Company, which document, having been provided by the Chairman of the Meeting and reviewed by the attendees, was initialed by the members of the presiding board and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit 1A (“Economic and Financial Report”). The Economic and Financial Report resulted in the following amount brackets: (a) twenty reais and eighty-seven centavos (R$20.87) to twenty-three reais and seven centavos (R$23.07) per share issued by Braskem; and (b) two reais and fifty-nine centavos (R$2.59) to two reais and eighty-six centavos (R$2.86) per share issued by Grust, and the economic value of Grust was calculated pro-forma by adding up the ownership interests held by Grust into Copesul – Companhia Petroquímica do Sul, Ipiranga Petroquímica S.A. (“IPQ”), Ipiranga Química S.A. (“IQ”) and Petroquímica Paulínia S.A. (“PPSA”), and the consolidated economic value of Braskem was calculated by adding up the economic value of Braskem (operational) and the ownership interests directly or indirectly held by Braskem, including the interests in Copesul, IPQ, IQ and PPSA; 8.5. approval, after reviewed and discussed on, without any proviso, of the financial statements of Grust and the equity appraisal report on the shares of Grust, previously prepared by the specialized company mentioned in item 8.2 above, for the purpose of making the Company’s accounting entries, which documents, after submitted by the Chairman of the Meeting and reviewed by the attendees, were initialed by the members of the presiding board and filed at the Company’s headquarters, and copies of which, after initialed by the Secretary, are made an integral part of these minutes as Exhibit 1B (“Equity Report”), and Exhibit 2 (“Financial Statements of Grust”). The Equity Report, on the Base Date, set the value of the Grust shares at seven hundred and twenty million seven hundred and nine thousand two hundred and twenty-seven reais and seventy-five centavos (R$720,709,227.75); 8.6. approval of the merger of the Grust shares into the Company, according to the terms and conditions set out in the Protocol and Justification approved under item 8.3 above, which established the exchange ratio of one (1) common share issued by Grust

     BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MAY 30, 2008

for 0.067419126039 common share and 0.062016407480 class “A” preferred share issued by the Company; 8.7. approval of the Company’s capital increase resulting from approval of the merger of the Grust shares into the Company, pursuant to the terms of item 8.6 above, upon issuance of forty-six million nine hundred and three thousand three hundred and twenty (46,903,320) common shares and forty-three million one hundred and forty-four thousand six hundred and sixty-two (43,144,662) class “A” preferred shares, all without par value, with an increase in the Company’s capital from four billion six hundred and forty million nine hundred and forty-six thousand six hundred and sixty reais and ninety-two centavos (R$4,640,946,660.92) to five billion three hundred and sixty-one million six hundred and fifty-five thousand eight hundred and eighty-eight reais and sixty-seven centavos (R$5,361,655,888.67) . Due to the capital increase approved, the main paragraph of article 4 of the Company’s bylaws was amended, and shall henceforth be effective with the following wording: “Article 4. The share capital is five billion three hundred and sixty-one million six hundred and fifty-five thousand eight hundred and eighty-eight reais and sixty-seven centavos (R$5,361,655,888.67), divided into five hundred and twenty-two million eight hundred and eight-five thousand five hundred and ninety-three (522,885,593) shares, of which one hundred and ninety-six million seven hundred and fourteen thousand one hundred and ninety (196,714,190) are common shares, three hundred and twenty-five million three hundred and sixty-eight thousand three hundred and thirty-seven (325,368,337) are class “A” preferred shares, and eight hundred and three thousand and sixty-six (803,066) are class “B” preferred shares.”; 8.8. it was stated that the shares now issued are hereby (i) fully subscribed by the managers of Grust, for the account of Petroquisa, the sole shareholder of Grust, which receives new shares of the Company; (ii) paid up with the conveyance of all of the shares issued by Grust to the Company; and (iii) delivered, in their entirety, to the sole shareholder of Grust, according to the replacement ratio set out in the Protocol and Justification, pursuant to the Subscription List, which document, after submitted by the chairman and reviewed by the attendees, was filed at the Company’s headquarters; 8.9. it was stated that, in compliance with article 12 of CVM Ruling 319/99, the financial statements of the companies involved in the corporate transaction approved herein were audited by independent auditors, as per the reports contained in the Financial Statements mentioned in item 8.5 above ; 8.10. the Company’ officers were authorized to perform all acts required to formalize the merger of shares of Grust approved herein before the public agencies and third parties in general; 8.11. a) to take knowledge of the resignations presented by full members José Lima de Andrade Neto and Luiz Fernando Cirne Lima, and by alternate member Hilberto Mascarenhas Alves da Silva Filho, under the terms of the letters received and filed at the Company’s headquarters; b) to consign

     BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MAY 30, 2008

votes of thanks and recognition to the resigning Members for their efforts and contribution to the Company; c) to establish that, as of this date, the Member Arão Dias Tisser, the current alternate member of the Board of Directors, will assume the position of full member in replacement of the resigning Member, Luiz Fernando Cirne Lima; and d) to elect, in order to fill in the vacant positions and to complete the term of office in course, which ends at the Annual General Meeting that will examine the managers’ accounts for the fiscal year ending on December 31, 2009, Messrs. Francisco Pais, Brazilian, married, civil engineer, enrolled in the Individual Taxpayer’s Register (CPF/MF) under No. 360.502.887 -04, bearer of Identity Card No. 3.843.290 IFP-RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, 65, 23º andar, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP. 20031-912, as full member in replacement of the resigning Member, José Lima de Andrade Neto; Paulo Pinheiro de Castelo Branco, Brazilian, married, engineer, enrolled in the Individual Taxpayer’s Register (CPF/MF) under No. 244.869.907 -06, bearer of Identity Card No. 2172206 IFP-RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, 65, 23º andar, Rio de Janeiro/RJ, CEP. 20031-912, as alternate member, in replacement of the resigning Member, Hilberto Mascarenhas Alves da Silva Filho; and Márcio Domingues de Andrade, Brazilian, married, economist, enrolled in the Individual Taxpayer’s Register (CPF/MF) under No. 801.886.807 -72, bearer of Identity Card No. 07039228-7 IFP-RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, 65, 23º andar, Rio de Janeiro/RJ, CEP. 20031-912, as alternate member, in replacement of Member Arão Dias Tisser, who assumes the position of full member, as decided in item “8.11. c” above, being recorded the abstention of shareholder FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS in connection with this matter. The members elected herein will be invested in office on this date and declare, in writing, for all legal purposes, on the penalties of law, pursuant to article 37, item II, of Law No. 8934 of November 18, 1994, with the wording of article 4 of Law No. 10194 of February 14, 2001, that they are not prevented from performing commercial activities or the management of mercantile companies, by virtue of a criminal sentence, nor are they impeded by a special law or sentenced by a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, against the welfare, the public credit, or the property, or a criminal penalty that prohibits, even if temporarily, the access to public offices, as provided for in article 147, paragraph 1 of Law No. 6404 of December 15, 1976, having also provided, in order to meet the provisions of CVM Rulings Nos. 358, of January 03, 2002, and 367, of May 29, 2002, written statements, according to the terms of such

     BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MAY 30, 2008

Rulings, which have been filed at the Company’s headquarters. In light of the elections decided above, the Board of Directors of the Company shall be made up as follows: FULL MEMBERS: PEDRO AUGUSTO RIBEIRO NOVIS – CHAIRMAN; ALVARO FERNANDES DA CUNHA FILHO – VICE CHAIRMAN; ALVARO PEREIRA NOVIS; ANTONIO BRITTO FILHO; EDMUNDO JOSÉ CORREIA AIRES; FRANCISCO TEIXEIRA DE SÁ; JOSÉ DE FREITAS MASCARENHAS; FRANCISCO PAIS; JOSÉ MAURO METTRAU CARNEIRO DA CUNHA; ARÃO DIAS TISSER; AND NEWTON SERGIO DE SOUZA. RESPECTIVOS SUPLENTES: RUY LEMOS SAMPAIO; MARCOS LUIZ ABREU DE LIMA; MARCOS WILSON SPYER REZENDE; RUBIO FERNAL FERREIRA E SOUSA; MÁRCIO DOMINGUES DE ANDRADE; LÚCIO JOSÉ SANTOS JÚNIOR; GUILHERME SIMÕES DE ABREU; ROGÉRIO GONÇALVES MATTOS; YUKIHIRO FUNAMOTO; PAULO PINHEIRO DE CASTELO BRANCO; AND CLÁUDIO MELO FILHO; 8.12. in light of the resignations presented by Mr. Walter Murilo Melo de Andrade and by Ms. Cristiane da Rocha Ribeiro de Souza, full members and respective alternate of the Fiscal Council, pursuant to the letters received and filed at the Company’s headquarters: a) votes of thanks and recognition were consigned to the resigning Members for their efforts and contribution to the Company; and b) election by shareholder PETROBRÁS QU¥MICA S.A. – PETROQUISA, as minority shareholder of more than ten percent (10%) of the voting shares, of Messrs. Jorge José Nahas Neto, Brazilian, married, economist, enrolled in the Individual Taxpayer’s Register (CPF/MF) under No. 629.283.417 -49, bearer of Identity Card No. 04369494-2 IFP/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, 65, 4º andar, sala 401, Rio de Janeiro/RJ, CEP. 20031-912, as full member, and Marcílio José Ribeiro Júnior, Brazilian, married, accountant, enrolled in the Individual Taxpayer’s Register (CPF/MF) under No. 020.822.297 -93, bearer of Identity Card No. 09810453-2 IFP/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, 65, 22º andar, Rio de Janeiro/RJ, CEP. 20031-912 as respective member of the Fiscal Council of the Company, to complete the term of office in course, which will end at the Annual General Meeting that will examine the managers’ accounts for the fiscal year, and end on December 31, 2008; The members of the Fiscal Council elected herein are invested in office on this date, having declared in writing, for all legal purposes, on penalties of the law, pursuant to article 37, item II, of Law No. 8934 of November 18, 1994, with the wording of article 4 of Law No. 10194 of February 14, 2001, that they are not prevented from exercising commercial activities or the management of mercantile companies, by virtue of a criminal sentence, nor are they impeded by a special law or sentenced by a crime of bankruptcy, prevarication, bribery

     BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MAY 30, 2008

or payoff, graft, embezzlement, against the welfare, the public credit, or the property, or a criminal penalty that prohibits, even if temporarily, the access to public offices, as provided for in article 147, paragraph 1 of Law No. 6404 of December 15, 1976, having also provided, in order to meet the provisions of CVM Ruling No. 358, of January 03, 2002, written statements, according to the terms of such Ruling, which have been filed at the Company’s headquarters. In light of the elections decided above, the Fiscal Council of the Company shall be made up as follows: FULL MEMBERS: ISMAEL CAMPOS DE ABREU – CHAIRMAN, JAYME GOMES DA FONSECA JUNIOR, MANOEL MOTA FONSECA; MARCOS ANTONIO SILVA MENEZES AND JORGE JOSÉ NAHAS NETO. RESPECTIVE ALTERNATES: JOSÉ RENATO ANDRADE MENDONÇA; SERGIO GARRIDO DE BARROS; MARIA CLÁUDIA FREITAS SAMPAIO, SERGIO JOSÉ DE BARROS E MARC¥LIO JOSÉ RIBEIRO JÚNIOR; 9. CLOSING: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the resolutions, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary was authorized. Camaçari, State of Bahia, May 30, 2008. [Signatures: Presiding Board: Pedro Oliveira da Costa – Chairman, and Ana Patrícia Soares Nogueira – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (by Pedro Oliveira da Costa); Odebrecht S.A. (by Pedro Oliveira da Costa); Petrobras Química S.A. – Petroquisa (by Roberto Keller Thompson Mello) and Fundação Petrobras de Seguridade Social – PETROS (by Sandro Gomes da Silva)].

The above matches the original recorded in the proper book.

Ana Patrícia Soares Nogueira

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.